SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12b-25


                                            Commission File Number: 1-12040


                        NOTIFICATION OF LATE FILING



(Check One): [] Form 10-K   [] Form 11-K   [] Form 20-F   [X] Form 10-Q
[] Form N-SAR
     For Period Ended: _______________________________________

[] Transition Report on Form 10-K     [] Transition Report on Form 10-Q
[] Transition Report on Form 20-F     [] Transition Report on Form N-SAR
[] Transition Report on Form 11-K
     For the Transition Period Ended: _________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 1 and 2
                                                               -------------

                                 PART I
                         REGISTRANT INFORMATION

                                  Sun Healthcare Group, Inc.
     Full name of registrant ----------------------------------------------
Former name if applicable
___________________________________________________________________________

Address of principal executive office (STREET AND NUMBER)
                    101 Sun Avenue, N.E.
---------------------------------------------------------------------------
                            Albuquerque, NM 87109
City, state and zip code --------------------------------------------------

                               PART II
                         RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable).

          |    (a)  The reasons described in reasonable detail in
          |         Part III of this form could not be
          |         eliminated without unreasonable effort or
          |         expense;
          |
          |    (b)  The subject annual report, semi-annual report,
          |         transition report on Form 10-K,
          |         20-F, 11-K or Form N-SAR, or portion thereof will
          |         be filed on or before the 15th calendar day
   [X]    |         following the prescribed due date; or the subject
          |         quarterly report to transition report on Form 1-
          |         Q, or portion thereof will be filed on or before
          |         the fifth calendar day following the prescribed
          |         due date; and
          |
          |    (c)  The accountant's statement or other exhibit
          |         required by Rule 12b-25(c) has been attached is
          |         applicable.


                                 PART III
                                NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.):

     On June 30, 1998, Sun Healthcare Group, Inc. ("Sun") completed a merger with Retirement Care Associates, Inc. ("Retirement Care"), which was accounted for as a pooling of interests. Accordingly, Sun s financial results for all periods, including the quarter ended June 30, 1998, are required to be restated to include the financial results of Retirement Care. Due to the timing of the completion of the merger with Retirement Care, Sun requires additional time to complete the accounting integration of Retirement Care into Sun's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      William Warrick            (505)                821-3355
___________________________________________________________________
          (Name)              (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [ X ] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X ] Yes     [  ] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     Attached hereto as Exhibit 99.1 is an explanation of changes in results of operations from the corresponding period for the last fiscal year.


     Sun Healthcare Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


       August 17, 1998                 /s/ William Warrick
Date: __________________        By:    _________________________
                                Name:   William Warrick
                                Title:  Vice President and Corporate
                                        Controller

                        INDEX TO EXHIBITS

Exhibit No.           Document
-----------           -----------------------------------
99.1                  Explanation furnished pursuant to Part IV Other
                      Information.